WILMERHALE

April 26, 2010

VIA ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission

File Desk

100 F Street, N.E.

Washington, D.C.  20549

Ladies and Gentlemen:

Re:

Boyar Value Fund, Inc. (the "Fund")

Post-Effective Amendment No. 15 to

Registration Statement on Form N-1A

(File No. 333-29253 and 811-08253)

Enclosed herewith for filing on behalf of the Fund pursuant to: (1) the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(b) thereunder; (2) the Investment Company Act of 1940, as amended (the “1940 Act”); and (3) Rule 101(a) of Regulation S-T, is post-effective amendment No. 15 (amendment No. 17 under the 1940 Act) to the Fund’s registration statement on Form N-1A (the “Amendment”).  The Amendment includes a prospectus, a statement of additional information, Part C and exhibits.  The persons specified in Section 6(a) of the 1933 Act have signed the Amendment on behalf of the Fund and, pursuant to Rule 302 of Regulation S-T, the Fund will retain a manually executed copy of the Amendment.  The electronic copy of the Amendment contains conformed signatures.

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and is intended to become effective on May 1, 2010.  The Amendment is being filed to (i) provide updated financial statements for the most recent fiscal year, as required by Section 10(a) of the 1933 Act, (ii) provide updated performance, fee and expense information, (iii) to respond to comments received from the staff of the U.S. Securities and Exchange Commission by the Fund on April 13, 2010, (iv) make other non-material changes, and (v) file exhibits.

Questions related to this filing should be directed to my attention at (617) 526-6440 or, in my absence, to the attention of Emile R. Molineaux of Gemini Fund Services, LLC at (631) 470-2616.

Very truly yours,

/s/ Leonard A. Pierce

Leonard A. Pierce, Esq.

cc:  Michael J. Wagner

Emile R. Molineaux, Esq.